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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 45th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ferrari 949-220-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

601 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Ferrari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Investments LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Principal Financial Officer
Title

Please see attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 26th (*Date*) day of February (*Month*), 2021 (*Year*), by

(1) David Richard Ferrari

(and (2) None),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DEBRA S BUSCEMI
Notary Public - California
Orange County
Commission # 2206276
My Comm. Expires Aug 17, 2021

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III Balance Sheet Only **Document Date:** 02/26/2021 Period 010120 - 123120

Number of Pages: 2 **Signer(s) Other Than Named Above:** None

PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Consolidated Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.

PIMCO INVESTMENTS LLC

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of PIMCO Investments LLC

Opinion on the Consolidated Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of PIMCO Investments LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
www.pwc.com/us

PIMCO INVESTMENTS LLC

Consolidated Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	118,773,268
Distribution and servicing fees receivable		23,912,871
Investments in deferred compensation trust, at fair value		36,109,961
Receivable from affiliates		30,282,337
Restricted cash and cash equivalents in deferred compensation trust		3,677,657
Prepaid expenses		1,322,306
Total assets	$	214,078,400

Liabilities and Member's Capital

Commissions payable	$	31,491,903
Deferred compensation		39,787,618
Accounts payable and accrued expenses		13,847,779
Accrued compensation		5,778,347
Payable to affiliates		402,820
Other		481,683
Total liabilities		91,790,150
Member's capital		122,288,250
Total liabilities and member's capital	$	214,078,400

See accompanying notes to the consolidated statement of financial condition.

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company, wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. (AAM LP). PI is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is a global financial services provider with services predominantly in the insurance and asset management business.

PI serves as the distributor and provides shareholder services to affiliated institutional and retail mutual funds (PIMCO Mutual Funds) and exchange traded funds that are managed by PIMCO (collectively, PIMCO Funds). PI also serves as a solicitor for certain PIMCO retail managed accounts. PI provides financial intermediary support, marketing and communications support, as well as similar support for (but not underwriting of) initial public and secondary offerings of PIMCO closed-end funds (Closed-End Funds).

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities. PI does not claim an exemption under paragraph (k) of Rule 15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.

(2) Significant Accounting Policies

(a) Consolidation

The consolidated statement of financial condition includes the accounts of the Company and the deferred compensation trust, which is a variable interest entity ("VIE") and consolidated in accordance with Accounting Standards Codification (ASC) Topic 810, *Consolidation.* The Company's maximum exposure to loss related to the VIE is limited to the carrying amount of the restricted cash and cash equivalents and investments held by the VIE, which are recorded at fair value on the consolidated statement of financial condition. All significant intercompany items have been eliminated in the accompanying consolidated statement of financial condition.

(b) Basis of Preparation and Use of Estimates

The consolidated statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated statement of financial condition in future periods.

(c) ***Fair Value Measurements***

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents approximates fair value due to their short maturity. The fair value of distribution and servicing fees receivable and receivable from affiliates has been deemed to approximate their carrying value through reference to their short maturity as well as low credit risk. The underlying investments in the deferred compensation trust are investments measured using actively traded market prices. The carrying value of the deferred compensation liability approximates fair value.

(d) ***Cash and Cash Equivalents***

PI considers all liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

PI has restricted cash and cash equivalents in the deferred compensation trust.

(e) ***Investments held in Deferred Compensation Trust***

The Company elected the fair value option under ASC Topic 825 for the underlying investments held in the deferred compensation trust.

(f) ***Deferred Compensation***

The Company accounts for its deferred compensation liability in accordance with ASC Topic 710 and adjusts the carrying value of the liability for changes in the assets held in the deferred compensation trust in the accompanying consolidated statement of financial condition.

(g) ***Income Taxes***

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the ultimate taxpayer's income tax return. PI is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. There were no uncertain tax positions identified in 2020.

The ultimate tax payer's federal income tax returns remain open to examination for tax years 2017 through 2019 and the state income tax returns remain open to examination for tax years 2016 through 2019.

(Continued)

(3) Fair Value Measurements

ASC Topic 820 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. There is a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each asset or liability is based on the assessment of the transparency and reliability of the inputs used in the valuation of such asset or liability at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities;
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly; and
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes to the Company's valuation policies during the year ended December 31, 2020.

		December 31, 2020	Level 1	Level 2	Level 3
Assets:					
Underlying investments held in deferred compensation trust:					
Cash and cash equivalents	$	3,677,657	3,677,657	—	—
Mutual funds/Equity securities		36,109,961	36,109,961	—	—
Total	$	39,787,618	39,787,618	—	—

(4) Related-Party Transactions

PI reimburses AAM LP and Allianz Asset Management of America LLC (AAM LLC), managing member and majority-owner of AAM LP, for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for legal, internal audit, and other general and administrative services.

PI has a technology support agreement, whereby PIMCO provides PI various IT-related services which include but are not limited to the following: information security services (i.e. monitoring, incident response, etc.), provision of hardware, and access to PIMCO's software environment. The arrangement stipulates that

PI shall not be required to make any payments to PIMCO or any other person for the services provided by PIMCO. PI records expense for the cost of the services assumed by PIMCO, with an equal deemed capital contribution from PIMCO.

Certain management and other employees at PIMCO provide services to PI. These services generally consist of certain sales, account management, product management, marketing, finance, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within receivable and payable to affiliates on the accompanying consolidated statement of financial condition are amounts to be received from or paid to AAM LP, AAM LLC, and PIMCO in connection with these services in addition to receivables from and payables due to other affiliates that have arisen in the ordinary course of business. As of December 31, 2020, $30,282,337 and $402,820 were the receivable and payable balances, respectively, to such affiliates.

(5) Benefit Plans

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees may be deferred. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in a grantor trust. The assets held in grantor trust are not available to fund ongoing activities of the Company and only would be available to the Company's creditors in the event of insolvency. Total investments and restricted cash and cash equivalents held in trust and the related liability as of December 31, 2020 was $39,787,618 and are included in investments in deferred compensation trust, at fair value, restricted cash and cash equivalents in deferred compensation trust, and deferred compensation in the accompanying consolidated statement of financial condition.

(6) Contingencies

The Company is subject to various pending and threatened legal actions as well as regulatory inquiries, which arise in the normal course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial condition.

In early 2020, the existence of a new coronavirus (COVID-19) was confirmed which spread across a significant number of countries leading to disruption to economic activity and global markets. During periods of high volatility and uncertainty experienced by markets in 2020, PIMCO Funds and Closed-End Funds experienced net asset outflows or negative returns relating to the disruption caused by COVID-19, but it did not result in a material adverse impact to PI during the year. Given the inherent uncertainties, it is not practical to determine what impact COVID-19 will have on PI in the future.

(7) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. As of December 31, 2020, PI had net capital of $66,770,736 for regulatory purposes, which was $66,520,736 in excess of its required net capital of $250,000.

(8) Subsequent Events

The Company has evaluated events occurring after the consolidated statement of financial condition date (subsequent events) through February 26, 2021, the date the consolidated statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated statement of financial condition. No such events were identified.